# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CUREVAC N.V., CIK 0001809122
CUSIP: N2451R105
Title of class of securities: Common Shares, par value (euro)0.12 per share
Address of issuer's principal executive offices: Friedrich-Miescher-Strasse 15, Tubingen, Germany (2M), 72076
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001696029
Persons authorized to receive notices and communications: Brian S. North, Esquire, Buchanan Ingersoll & Rooney PC, 50 South 16th Street, Suite 3200, Philadelphia, Pennsylvania (PA), 19102, (215) 665-8700; Dr. Christina Eschenfelder, RITTERSHAUS, Harrlachweg 4, Mannheim, Germany (2M), 68163, 49 621 4256-275

## Reporting persons
- dievini Hopp BioTech holding GmbH & Co. KG (CIK 0001696029): type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DH-LT-Investments GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DH-Capital GmbH & Co. KG: type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- OH Beteiligungen GmbH & Co. KG: type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dietmar Hopp: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oliver Hopp: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Hopp: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DHFS II Holding GmbH & Co. KG: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Zweite DH Verwaltungs GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value (euro)0.12 per share
Name of issuer: CUREVAC N.V.
Address of issuer's principal executive offices: Friedrich-Miescher-Strasse 15, Tubingen, Germany (2M), 72076
Comment:
This Amendment No. 9 to Schedule 13D (this "Amendment") amends the Schedule 13D filed with the Comment: Securities and Exchange Commission on August 24, 2020 by the Reporting Persons (the "Initial Statement" and, as amended and supplemented through the date of this Amendment, collectively, the "Statement") with respect to common shares, par value (euro)0.12 per share (the "Shares") of CureVac N.V., a Dutch public company (the "Issuer").

This Amendment is being filed to reflect the completion of the Reporting Persons' exchange all of the Shares beneficially owned by them pursuant the exchange offer (the "Exchange Offer") contemplated by the Tender and Support Agreement dated June 12, 2025 (the "Tender and Support Agreement") by dievini Hopp BioTech holding GmbH & Co. KG ("dievini"), DH-LT-Investments GmbH ("DH-LT Investments"), Zweite DH Verwaltungs GmbH ("Zweite DH"), and DH-Assets GmbH & Co. KG with BioNTech SE, a European stock corporation ("BioNTech"). This Amendment is also being filed to reflect the expected termination of the Shareholders' Agreement dated as of June 16, 2020, by and among KfW, dievini, and Dietmar Hopp and as amended by Supplement to the Shareholders' Agreement dated as of August 14, 2020 and by Second Supplement to the Shareholders' Agreement dated as of January 13, 2022 (as amended from time to time, the "Shareholders' Agreement") on or about December 15, 2025.

This Amendment is the final amendment to the Schedule 13D by the Reporting Persons and constitutes an "exit filing" by them.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have tendered all of their Shares into the Exchange Offer pursuant to the Tender and Support Agreement. The Exchange Offer expired as scheduled at 9:00 a.m. Eastern Time on December 3, 2025. The Shares tendered by the Reporting Persons were accepted for exchange and transferred to BioNTech in a capital increase for the issue of shares in BioNTech underlying the American Depository Shares of BioNTech offered as consideration of the Exchange Offer which took effect upon registration on December 10, 2025. As a result, the Reporting Persons no longer beneficially own, or otherwise hold, any securities of the Issuer.

The Reporting Persons expect to receive full consideration to which they are entitled under the Exchange Offer (the "Completion") on or about December 15, 2025. Pursuant to an agreement dated October 29, 2025 among the parties to the Shareholders' Agreement, the Shareholders' Agreement will terminate upon the Completion.

The foregoing description of the Tender and Support Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the form of Tender and Support Agreement is incorporated by reference to Exhibit 99.3 to the Reporting Persons' Amendment 8 to Schedule 13D filed with the SEC on June 16, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. The Reporting Persons tendered all of their Shares in the Exchange Offer and, as a result of the issuance by BionTech of its securities in the Exchange Offer on December 10, 2025, the Reporting Persons no longer beneficially own any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Transactions in the class effected during the past sixty days: Other than the transaction described in Item 5(a) no Reporting Person has effected any transaction in the Shares during the past sixty (60) days
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 10, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Power of Attorney (Incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on May 5, 2022).

99.2 Joint Filing Agreement (Incorporated by reference to Exhibit 2 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on May 5, 2022).

99.3 Tender and Support Agreement (Incorporated by reference to Exhibit 99.3 to Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the SEC on June 16, 2022).

## Signatures
- dievini Hopp BioTech holding GmbH & Co. KG: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (12/12/2025)
- DH-LT-Investments GmbH: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (12/12/2025)
- DH-Capital GmbH & Co. KG: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (12/12/2025)
- OH Beteiligungen GmbH & Co. KG: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (12/12/2025)
- Dietmar Hopp: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder as attorney-in-fact (12/12/2025)
- Oliver Hopp: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder as attorney-in-fact (12/12/2025)
- Daniel Hopp: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder as attorney-in-fact (12/12/2025)
- DHFS II Holding GmbH & Co. KG: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (12/12/2025)
- Zweite DH Verwaltungs GmbH: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (12/12/2025)